

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 18, 2011

Rodney Bingham
President
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, TX 78666

Re: **Thermon Group Holdings, Inc.**
        Registration Statement on Form S-1
        Amended April 13, 2011
        File No. 333-172007

Dear Mr. Bingham:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

2011 Summary Compensation Table, page 113

1.   Given the definition of EBITDA added in response to prior comment 6 and the estimates added in response to prior comment 1, please tell us, with a view toward clarified disclosure, by how much you expect 2011 Adjusted EBITDA to exceed the target amount.

2.   We note your response to prior comment 9. Given the disclosure on pages 98 and 99 of the amended Form S-4 filed by your subsidiary on December 13, 2010 that the P units had no value unless and until a change of control occurred, it continues to appear that the P unit program was intend to provide compensation to your named executive officers upon such an event, including in connection with the "Acquisition." Please expand your response to provide us your analysis as to whether the accelerated vesting of such units in

connection with the Acquisition is required to be reported pursuant to Item 402(a)(2) of Regulation S-K.

Exhibit 5.1

3.   Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes all statutory provisions of Delaware corporate law and also all reported judicial decisions interpreting these laws. Please ask your counsel to provide this written confirmation as correspondence on the EDGAR system.

4.   Given that the opinion is limited only to amendment number 3, please file an updated opinion with each subsequent amendment.

5.   Please refer to the fourth paragraph. It is inappropriate for counsel to include assumptions that are too broad or that assume any material facts underlying its opinion. Please file revised opinions or advise, as appropriate.

6.   Please refer to clauses (i), (ii) and (iii) of the paragraph numbered 2. If those clauses are intended to mean that the "Primary Shares" will be validly issued, fully paid and non-assessable after they are offered and sold in the manner described in the "Registration Statement," please ask counsel to revise its opinion for clarity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Robert L. Verigan, Esq. – Sidley Austin LLP